Palisade Bio, Inc.

7750 El Camino Real, Suite 2A

Carlsbad, CA 92009

April 3, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Tamika Sheppard

Re:	Palisade Bio, Inc. (the “Company”)
Registration Statement on Form S-3
Originally Filed: March 29, 2024
File No.: 333-278389

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3, to become effective at 4:30 pm Eastern Time on April 5, 2024, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Dennis Gluck of Silvestre Law Group, P.C. at (818) 597-7552.

Very truly yours,

PALISADE BIO, INC.

/s/ J.D. Finley
J.D. Finley
Chief Executive Officer